Exhibit (a)(1)(I)

FOR IMMEDIATE RELEASE

     Starwood Announces Expiration of Offer for the Owner of the Michigan Avenue Hotel

WHITE PLAINS, N.Y. – (BUSINESS WIRE) – February 23, 2004 – Starwood Hotels & Resorts Worldwide, Inc. (NYSE: HOT) announced today that its offer to purchase all the limited partnership units of Westin Hotels Limited Partnership, the owner of the Michigan Avenue Hotel, for a purchase price of $735 per unit in cash, less the amount of any cash distributions made or declared with respect to the units on or after January 1, 2004, expired at 5:00 p.m., Eastern time, on February 20, 2004.

Based on a preliminary count and subject to confirmation with the partnership, as of 5:00 p.m., Eastern time, on February 20, 2004, a total of approximately 33,873 units (representing approximately 24.98% of the 135,600 outstanding units) had been tendered and not withdrawn and have been accepted for payment. Assuming the partnership’s confirmation of this figure, upon Starwood’s acceptance of and payment for these units in accordance with the offer, Starwood will beneficially own approximately 24.98% of the total outstanding units.

Except as described below, payment for all units validly tendered, not withdrawn and accepted for payment is expected to be made as promptly as practicable in accordance with the terms of and conditions to Starwood’s offer. As described in Starwood’s press release dated February 4, 2004, as a result of limited relief granted to Starwood by the SEC, Starwood has the right to delay payment for certain units accepted for payment where the transfer of those units to Starwood will not be recognized by the partnership at the end of the current calendar quarter due to the 40% transfer limitation contained in the partnership agreement. In accordance with this relief, Starwood plans to pay promptly for all units accepted for payment where the transfer of those units to Starwood will be recognized by the partnership at the end of the current or next subsequent calendar quarters, on March 31, 2004 or June 30, 2004, respectively, and to delay payment, on a pro rata basis, for approximately 1,043 units, the transfer of which to Starwood the partnership will not recognize until the end of the calendar quarter on September 30, 2004. Starwood will pay for those units promptly after their transfer has been recognized although Starwood reserves the right, in its sole discretion, to pay for those units sooner. The circumstances under which Starwood may delay payment for units are described in greater detail in the February 4 press release and the Supplement to Starwood’s Offer to Purchase and Solicitation Statement, dated January 30, 2004.

Starwood also announced today that it has extended until 5:00 p.m., Eastern time, on March 31, 2004 the period during which consents may be delivered in its consent solicitation pursuant to the Offer to Purchase and Solicitation Statement dated November 4, 2003, as amended and supplemented by the Supplement dated January 30, 2004. Limited Partners who wish to consent to any or all of the proposals in the consent solicitation must deliver the Consent Form to the Depositary, American Stock Transfer & Trust Company by facsimile (718-234-5001) or by mail, hand delivery or otherwise (59 Maiden Lane, New York, NY 10038) by March 31, 2004.

1111 Westchester Avenue, White Plains, New York, 10604-3500 T 914.640.1800 F 914.640.8250

February 23, 2004

Unitholders who have any questions about Starwood’s offer and/or consent solicitation, need help or would like additional copies of the Offer to Purchase and Solicitation Statement, the Supplement, the Agreement of Assignment and Transfer, the Consent Form or the other documents disseminated to unitholders should contact Starwood’s information agent, D.F. King & Co., Inc., Toll-Free at (888) 605-1957.

Starwood Hotels & Resorts Worldwide, Inc. is one of the leading hotel and leisure companies in the world with more than 740 properties in more than 80 countries and 105,000 employees at its owned and managed properties. With internationally renowned brands, Starwood is a fully integrated owner, operator and franchiser of hotels and resorts, including: St. Regis®, The Luxury Collection®, Sheraton®, Westin®, Four Points® by Sheraton, W® brands, as well as Starwood Vacation Ownership, Inc., one of the premier developers and operators of high quality vacation interval ownership resorts. For more information, please visit www.starwood.com.

The offer was made, and the consent solicitation is being made, pursuant to the Offer to Purchase and Solicitation Statement dated November 4, 2003, as amended and supplemented by the Supplement dated January 30, 2004, the Agreement of Assignment and Transfer, the Consent Form and accompanying documents, each of which more fully sets forth the terms of the offer and consent solicitation.

Unitholders may obtain copies of the Offer to Purchase and Solicitation Statement, the Supplement, the Agreement of Assignment and Trustee, the Consent Form for free from the SEC’s website at www.sec.gov or from the information agent, D.F. King & Co., at (888) 605-1957 (toll-free). Information relating to the participants in the proxy solicitation is contained in the Offer to Purchase and Solicitation Statement.

STARWOOD STRONGLY ADVISES ALL PARTNERSHIP UNITHOLDERS TO READ THE OFFER TO PURCHASE AND SOLICITATION STATEMENT, THE SUPPLEMENT TO THE OFFER TO PURCHASE AND SOLICITATION STATEMENT, THE AGREEMENT OF ASSIGNMENT AND TRANSFER AND THE CONSENT FORM THAT STARWOOD MAILED TO ALL UNITHOLDERS AND FILED WITH THE SEC, AS WELL AS ALL AMENDMENTS TO ITS SCHEDULE TO AND SCHEDULE 14A THAT HAVE BEEN FILED WITH THE SEC.

THIS PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO PURCHASE ANY UNITS, THE SOLICITATION OF AN OFFER TO SELL ANY UNITS, THE ACCEPTANCE OF ANY UNITS, THE SOLICITATION OF THE CONSENT OF ANY LIMITED PARTNER OR A RECOMMENDATION TO ANY UNITHOLDER TO TAKE ANY ACTION WITH RESPECT TO ANY OFFER OR CONSENT SOLICITATION. THE SOLICITATION AND OFFER TO BUY UNITS OF THE PARTNERSHIP WAS MADE AND THE SOLICITATION OF UNITHOLDER CONSENTS IS BEING MADE PURSUANT TO THE OFFER TO PURCHASE AND SOLICITATION STATEMENT, THE SUPPLEMENT TO THE OFFER TO PURCHASE AND SOLICITATION STATEMENT, THE AGREEMENT OF ASSIGNMENT AND TRANSFER, THE CONSENT FORM AND RELATED MATERIALS

February 23, 2004

THAT STARWOOD HAS SENT TO UNITHOLDERS AND FILED WITH THE SEC. STARWOOD STRONGLY ADVISES ALL UNITHOLDERS TO READ THE OFFER TO PURCHASE AND SOLICITATION STATEMENT AND THE SUPPLEMENT TO THE OFFER TO PURCHASE AND SOLICITATION STATEMENT CAREFULLY BECAUSE THESE MATERIALS CONTAIN IMPORTANT INFORMATION, INCLUDING RISK FACTORS AND THE TERMS AND CONDITIONS OF THE OFFER AND THE CONSENT SOLICITATION. UNITHOLDERS MAY OBTAIN COPIES OF THE OFFER TO PURCHASE AND SOLICITATION STATEMENT AND THE SUPPLEMENT TO THE OFFER TO PURCHASE AND SOLICITATION STATEMENT AND RELATED MATERIALS FOR FREE FROM THE SEC’S WEBSITE AT WWW.SEC.GOV OR FROM THE INFORMATION AGENT, D.F. KING & CO., AT (888) 605-1957 (TOLL-FREE). INFORMATION RELATING TO THE PARTICIPANTS IN THE PROXY SOLICITATION IS CONTAINED IN THE OFFER TO PURCHASE AND SOLICITATION STATEMENT.

(Note: This press release contains forward-looking statements within the meaning of federal securities regulations. Forward-looking statements are not guarantees of future performance or actions and involve risks and uncertainties and other factors that may cause actual results or actions to differ materially from those anticipated at the time the forward-looking statements are made. Starwood undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.)

CONTACT:	Starwood Hotels & Resorts
Allison Reid, 914-640-8514

SOURCE:	Starwood Hotels & Resorts Worldwide, Inc.